Exhibit 4.40

LONG-TERM STOCK-BASED INCENTIVE PROGRAM NO. 1

APPROVED AT THE BOARD OF THE DIRECTORS’ MEETING OF

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

HELD ON JUNE 18, 2018

DRAFT OF PRIVATE INSTRUMENT OF LONG-TERM STOCK-BASED INCENTIVE CONTRACT AND OTHER COVENANTS

By this private instrument, the parties, on one side:

(i)        BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS – a corporation with head offices at Avenida Brigadeiro Faria Lima, 1.309, 5th floor, zip code 01452-002, in the City of Sao Paulo, State of Sao Paulo, enrolled at the Corporate Taxpayer’s Register under CNPJ No. 07.628.528/0001-59, herein represented pursuant to the terms of its By-laws by its under-signed Officers, hereinafter simply referred to as “Company”; and

(ii)       [●], hereinafter simply referred to as the “Participant”.

Company and Participant, whenever individually and indistinctly referred to herein shall hereinafter be referred to simply as “Party” and, all together, “Parties”.

WHEREAS the Company’s Shareholders’ General Meeting held on October 2nd, 2017 approved the establishment of the Long-Term Stock-Based Incentive Plan (“Plan”), which entered in force on the date of the approval thereof;

WHEREAS the Long-Term Stock-Based Incentive Program Nr. 1 was duly approved by the Company by virtue of the Board of Directors’ Meeting held on June 18, 2018 (“1st ILPA Program”);

WHEREAS the Plan and the respective 1st ILPA Program have the purpose to enable the Participants to receive Shares aiming at: (i) fostering the enhancement, success and achievement of the Company’s purposes; (ii) incentive the Participants to substantially contribute towards the Company’s success; (iii) align the Company’s shareholders’ interests to the Participants’; (iv) provide certain employees of the Company, regarding the variable compensation, with a competitive edge vis a vis market conditions, as well as (v) stimulate the permanence of the main executives and key employees at the Company;

WHEREAS that, once having met the conditions provided by the Plan regarding the due achievement of certain performance conditions, the Participant, [position of the Participant at the Company] was indicated by the Compensation Committee and later approved by the Company’s Board of Directors as a member eligible to become a beneficiary of the 1st ILPA Program.

WHEREAS the Participant represents to be aware that the receipt of the Shares is conditioned to the full achievement, by the Company, of the key performance indicators (KPI’s) provided by clause 1.2, below, to his/her final performance and/or his/her respective working area/department;

WHEREAS under the terms of the Plan and according to the Board of Directors’ resolution held on June 18, 2018, the Vesting Period of the 1st ILPA Program starts on October 2, 2017 and ends on October 1, 2019 (“Vesting Period”).

WHEREAS the Participant represents to have attended the speech given by the Company on the Plan and the 1st ILPA Program, reason why he/she acknowledges that he/she has clarified any and all doubts related to the percentages, multiples, and minimum and maximum amounts of Shares that may be applicable to him/her, and hereby also represents to be aware that the number of Shares shall be subject to the withholding of applicable taxes and contributions, all in the exact terms as provided hereunder;

WHEREAS that, except as otherwise defined herein, expressions used with capitalized initials herein shall have exactly the same meaning ascribed to them in the Plan,

THE PARTIES HAVE RESOLVED, by mutual and common agreement, to enter into this Private Instrument of Long-Term Stock-Based Incentive Contract and Other Covenants (“Contract”), which shall be governed by the following clauses and conditions:

FIRST CLAUSE

PURPOSE

1.1       Subject to the terms and conditions provided by this Contract, by the 1st ILPA Program and by the Plan, the object of this instrument is the commitment assumed hereunder by the Company to, once properly met certain key performance indicators (KPI’s) of the Company’s financial and strategic performance set forth in clause 1.2 below, according to the combination (scenarios) established in clause 1.4 below, freely grant to the Participant, at the Granting Date, that is, after the Vesting Period, remuneration in Shares/Stocks, net of taxes and contributions, equivalent, based on the Share price of thirteen Reais and three cents (R$13.031) decreased by the amount of Shares of the dividends declared by the Company during the Vesting Period, to the amount in legal tender net of tax equal to the amount of [75% / 50%][2] (seventy-five/fifty per cent) up to [150%/125%]3 (one hundred fifty/one hundred fifty-five per cent) (the “Multiple”) of the Base Remuneration (defined in clause 1.3 below) (“Remuneration in Shares”), according to the sample calculation4 shown in Annex I.

1 Average of the share price in the thirty (30) last trading sessions counted retroactively from the date of the 1st day of the Vesting Period.

2 75% if the Participant is the CEO or Officer and 50% if the Participant is Manager or Coordinator

3 150% if the Participant is the CEO or Officer and 125% if the Participant is Manager or Coordinator

4 The Participant hereby represents to be duly informed that the values and percentages shall vary as the case may be.

1.2.      For purposes of the 1st ILPA Program and this Contract, KPI shall mean the following:

KPI*		BASE	TARGET	TOP
Financing	TSR (Total Shareholder Return)**	>= 1.18	>= 1.18	>= 1.20
Financing	Operational Rentability***	>= 3.8%	>= 4.8%	>= 5.8%
Financing	Farm Sale ****	>= R$ 200.0 million	>= R$ 250.0 million	>= R$ 300.0 million
Strategic	Company Capitalization*****	>=R$ 150.0 million	>=R$ 200.0 million	>=R$ 250.0 million

*It shall be admitted a difference up to 5% (five per cent) of the KPIs value and the Company’s results achieved at the end of Vesting Period, for the purpose of the mentioned results in the greater KPI Base, Target and Top range.
**TSR =	Share Value At the end of the Vesting Period[5] + Dividends declared during the Vesting Period
Share Value At the begging of the Vesting Period
*** Operational Rentability =	Operational Results of the fiscal years 17/18 e 18/19 –Administrative Expenses of the fiscal years 17/18 e 18/19
Market Value of the Properties under Production (Deloitte’s Valuation as of June 30, 17)
**** Farm Sale =	Total accumulated value (R$) of farm sales carried out during the Vesting Period
***** Company Capitalization =	Public or Private share subscription(s) carried out during the Vesting Period

1.3.      Base Remuneration means, under the 1st ILPA Program and the Contract, the amount in legal tender equal to [20%/15%/10%]6 of the total potential compensation of the Participant in the period of three (03) years, taking into consideration the amount of the Participant’s salary at the date of approval of the 1st day of the Vesting Period. For purposes of calculation of the total potential compensation, it shall be taken into account the fixed compensation (salary), the variable compensation (bonus/PPR) and the compensation object of this Contract, as provided in Exhibit I.

5 Share Value based on the average of the quotation on the last thirty (30) trading days on which the Shares were traded on B3, counted as of the end date of the Vesting Period, that is, on October 1st, 2019.

6 20% if the Participant is the CEO; 15% if the Participant is an Officer; and 10% if the Participant is a Manager or Coordinator.

1.3.1.       Any extraordinary premiums and/or any other amounts received by the Participant on account of remuneration other than those expressly provided for in Clause 1.3. above shall not incorporate the Base Remuneration for purposes of this Contract.

1.4.         The Multiple shall mean one of the following percentages to be applicable on the Base Remuneration for the calculation purposes of the Remuneration in Shares, as follows:

(i)	[75%/50%] if the Company achieves the TSR KPI indicated in the Base Column, plus one of the other three KPIs indicated in the Target Column or more two of the other three KPIs indicated in the Base Column, as provided for in the KPI chart established in clause 1.2 above;

(ii)	[100%], if the Company achieves the TSR KPI indicated in the Target Column, more two of the other three KPIs indicated in the Target Column or more all of the other KPIs indicated in the Base Column, as provided for in the KPI chart established in clause 1.2 above;

(iii)	[150%/125%] if the Company achieve the TSR KPI indicated in the Top Column, more two of the other three KPIs indicated in the Top Column or more all of the other KPIs indicated in the Target Column, as provided for in the KPI chart established in clause 1.2 above; or

(iv)	0% if the results achieved by the Company concerning the KPIs as provided for in the KPI chart established in clause 1.2 above do not consist in any of the scenarios of items (i) to (iii) of this clause 1.4.

1.4.1.      If the results obtained by the Company with respect to the KPIs give cause to a combination distinct from those provided for in items (i) to (iv) of Clause 1.4 above, the Remuneration/Compensation Committee shall propose the framework that shall apply to said results for purposes of the definition of the Multiple and submit such proposal to the approval of the Board of Directors, at its sole and exclusive discretion.

1.5.          The Participant expressly represents to be aware that the maximum number of Shares granted to the Participants under the Plan cannot exceed, in under circumstance, the maximum and cumulative amount of 2% (per cent) of the stock issued by the Company at any time (“Limit of Shares”). In this sense, in case the Shares to be granted to the Participants of the 1st ILPA Program exceed the Limit of Shares by virtue of the dividends considered in the calculation of the Remuneration in Shares under the terms of clause 1.1 above, the Company shall adjust, proportionally to the quantity of Shares due to each Participant, the quantity of Shares to be actually granted, so that the Limit of Shares is respected. The Participant hereby waives the quantity of Shares corresponding to the adjustment to be made under the terms of this clause.

SECOND CLAUSE

SHARES

2.1           The Participant shall only be entitled to the receipt of the Remuneration in Shares at the Granting Date if, in the aggregate, (i) at the end of the Vesting Period, the KPIs, according to the combination (scenarios) provided in clause 1.4 above, are met; and (ii) if the Participant does not voluntarily resign or is dismissed from the Company and/or Affiliates before the end of the Vesting Period, respecting the provision of clauses Fourth and Seventh below.

2.2          The amount of Shares to be delivers/granted, provided that all the conditions applicable to the delivery of the Shares pursuant to this Contract have been met, to the Participant as Remuneration in Shares in the three (03) different scenarios provided for in clause 1.4 above, are provided for in the Annex II to this Contract, which shall be adjusted, observing the provision of clauses 1.1 and 1.5 above and 3.1 below, at the end of the Vesting Period according to the dividends declared and applicable taxes.

2.3           The granting of the Shares shall be made by the Company on behalf of the Participant without charges, up to thirty (30) days counted as of the end of the Vesting Period and provided that the totality of the conditions applicable under the terms of this Contract for the receipt of the Shares are met, upon transfer to the Participant of the Shares held in treasury.

2.4           In case of change to the number, type and class of Shares existing as a result of the bonus, capitalization, split, grouping, conversion of Shares from a type into another or conversion of other securities issued by the Company, the Board of Directors may, at its own discretion, make all changes and/or adjustments necessary to avoid dilution or the increase of the right of the Participant regarding the Shares.

2.5           The Remuneration in Shares shall have the nature of dividends, being paid only and solely on account of actual remuneration to the Participant.

THIRD CLAUSE

TAXES

3.1           The Company is authorized to proceed to the withholding of any taxes that may possibly by levied onto the Remuneration in Shares, including, although not limited to, the Income Tax Withheld and Social Security Contribution on Gross Revenue or Payroll, as the case may be, in such a way that, if due, it shall be granted to the Participant the Remuneration in Shares net of discounts applicable under the terms herein provided.

FOURTH CLAUSE

EFFECTIVENESS AND TERMINATION OF THE CONTRACT

4.1          This Contract shall enter in force as of the date of its execution as shall remain in force up to the Date of Granting of Shares, which shall occur, if applicable, in the period up to thirty (30) days counted from the end of the Vesting Period, as defined in the Plan.

4.2          This Contract shall be considered automatically terminated in the following cases:

(a) upon the full receipt by the Participant of the Remuneration in Shares;

(b) upon the full achievement, from either party, of the totality of the obligations assumed under this Contract;

(c) upon the change to the Company’s control, as provided by the Sixth Clause;

(d) in case of voluntary resignation of the Participant prior to the completion of the Vesting Period, under the terms of Clause 5.1 below; or

(e) in case of dismissal, with or without cause, of the Participant, pursuant to Section 5.2, 5.2.1 and 5.3 below.

FIFTH CLAUSE

EVENTS OF TERMINATION

5.1         In the cases of voluntary dismissal, by the Participant’s own initiative, by any reason, prior to the completion of the Vesting Period, the Participant shall lose, regardless of previous notice or indemnification, the right to the receipt of the Remuneration in Shares.

5.2          In case of termination/dismissal without cause, the Participant, always conditioned to the sole previous approval of the Company’s Board of Directors to do so, may or may not be entitled to the equivalent prorated to the period actually worked; it being understood, however, that in any and all case, the payment, if approved by the Board of Directors as due, will always be conditioned upon and shall only occur at the end of the Vesting Period.

5.2.1        Particularly with regards to the clause 5.2 above, it is hereby clarified that, for purposes of definition as to the possibility of the Participant to be or not entitled to the receipt of the amount equivalent to the prorated amount of the period actually worked in case of termination without cause, the Board of Directors shall take into consideration the specific conditions, assessed on a case-by-case basis, that gave cause to said dismissal.

5.3          In case the dismissal of the Participant takes place by the Company’s initiative and grounded on cause, the Participant shall legally lose, regardless of previous notice or indemnification in such regard, the right to receive the Remuneration in Shares.

5.4          In case of death or disability of the Participant, the amount in legal tender equal to the maximum quantity of Remuneration in Shares according to the chart provided for in the Annex I hereto shall be fully paid directly to the Participant (in case of permanent disability) or to his/her heirs and/or beneficiaries (in case of death) in the period of eighteen (18) months counted from the date of the regular actual evidence thereof, under the terms of the legislation applicable by the relevant entity, of the permanent disability condition or death, as the case may be.

5.5          Any exceptions to the treatment to be given in the cases of termination shall be subject to the analysis and resolution by the Board of Directors.

SIXTH CLAUSE

CORPORATE REORGANIZATION AND CHANGE OF CONTROL

6.1          If the control of the Company changes, pursuant to applicable regulation, during the Vesting Period, the amount in legal tender equivalent to the maximum quantity of the Remuneration in Shares according to the chart provided for in Annex II hereto shall be released to the Participants up to thirty (30) days from the date of corporate transaction in question and the ILPA Program shall be terminated. For purposes of calculation of the amount in legal tender to be granted to the Participant, it shall be taken into consideration the selling price of the Share in the transaction and it shall be at the discretion of the new controlling shareholder the decision whether or not to implement a new long-term incentive plan with shares. For the purposes of this Clause, it shall not be construed as change of control any possible corporate reorganizations of the economic group of the current controlling shareholder.

SEVENTH CLAUSE

GENERAL PROVISIONS

7.1           This Contract shall be governed and construed according to the laws of the Federative Republic of Brazil.

7.2           The Participant shall meet all legal and regulatory norms applicable, both in Brazil as abroad, concerning the disclosure of information about possible stock trading, as well as any other applicable to the Plan and this Contract.

7.3           It is expressly agreed upon that it shall not be considered novation the failure by any of the parties in the exercise of any right, power, resource or ability ensured by law or by this instrument, nor any tolerance of delay in the fulfillment of any obligations or by any of the parties, that shall not prevent the other party, at its own discretion, may exercise at any moment such rights, powers, resources or abilities which are cumulative and not exclusive regarding those provided by law.

7.4           Unless as expressly otherwise provided by this Contract, neither party may assign or in any way transfer to third parties, wholly or partially, his/her rights and obligations arising from this Contract, without the previous and express consent, in writing, of the other party, under penalty of complete nullity.

7.5           Unless as expressly otherwise provided, the communications and notices between the parties regarding to this Contract shall be made in registered letter or e-mail, directed to the addressees in the addresses indicated below, being considered as validly received if and when correctly sent.

If to the Company:

BRASILAGRO - COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Avenida Brigadeiro Faria Lima, No. 1.309, 5th floor

01452-002, São Paulo – SP

Att.: Mr. Gustavo Javier Lopez

Fax: (55 11) 3035 5366

E-mail: gustavo.lopes@brasil-agro.com

c/c to the Company’s Legal Department

juridico@brasil-agro.com

If to the Participant:

[●]

7.6           The Company reserves the right to change or eliminate, without any burden, any provision of this Contract for purposes of its adequacy to the legal and regulatory norms applicable. The Parties also undertake to observe and adjust, whenever applicable to each one of them, to any changes to the legal and regulatory norms applicable to rights and obligations.

7.7           This Contract constitutes an onerous business of exclusively civil nature, being certain that it does not create any labor or social security obligation between the Company and the Participant, whether he/she may be coordinator, manager, statutory manager or employee. The inclusion of the Participant in the 1st ILPA Program and the entering into of this Contract, does not guarantee to the Participant his/her permanence in the position that was attributed to him/her the eligibility to the Plan or to any other Company’s position, nor even will it interfere, in any way, to the terms and conditions of the labor contract originally executed between the Parties, and not even to the right of the Company to terminate, at any time, the relationship kept with the Participant.

7.8          In the same line as provided for above, no provision of this Contract shall grant to any Participant rights regarding his/her permanence until the end of his/her term of office as administrator, or will interfere in any way to the right of the Company to remove him/her at any time, nor shall it ensure the right to his/her reelection to the position.

7.9           For all purposes applicable, the Participant declares to have read the Plan in its entirety, and, by means of signature to the present instrument, he/she declares to expressly accept his/her adherence to the Plan, in all of its terms and conditions, with no reservations.

7.10         The Participant undertakes to keep secrecy of the contents of the Plan, refraining from reproducing or copying, wholly or partially, the documents related to the Plan, and/or informing to third parties the information herein contained, under penalty of unilateral termination of this Contract by the Company.

7.11         It is hereby agreed upon that, in the cases of cancellation of the company’s listing, cessation of trading of the Company’s issued Shares in the over-the-counter market, organized market or stock exchange, corporate reorganizations – such as transformation, incorporation, merger, spin-off and incorporation of shares, Company’s dissolution or winding up, the present Contract will not be affected, being certain that in the cases mentioned, the Company’s Board of Directors and the companies involved may, at their discretion, determine, without prejudice to other measures that they decide by equity: (a) the replacement of the remuneration in Shares by shares, quotas or other securities issued by the Company’s successor entity; and/or (b) the anticipation of the acquisition to the right to receive the Remuneration in Shares.

7.12         The obligations herein assumed in the present Contract shall be subject to the specific execution according to articles 493, 497, 500, 536, 537 and 815 of the Brazilian Civil Procedure Code (as amended).

7.13         All litigations regarding the interpretation, validity, performance, enforceability, default or termination of this Plan shall be settled in a friendly way, upon direct negotiations in good faith, for a period no longer than thirty (30) days, counted from the receipt of the extra-judicial notice as to the existence of the controversy and the need to settlement of interests.

7.14         In case the Parties fail to reach an agreement in the period referred to in Clause 7.13 above, the controversy shall be submitted, exclusively and definitively, to arbitration, which shall be conducted before the Market Arbitration Chamber set by B3 S.A. – Brasil, Bolsa, Balcão, in compliance with the Regulation of the referred Chamber.

7.15        Without prejudice to the validity of the arbitration clause, any of the parties to the arbitration procedure shall have the right to appeal to the Judicial Branch with the purpose, if and when necessary, to require precautious measure of protection of rights, whether the arbitration procedure has been installed or not, being that as soon as any measure of such nature is granted, the competence for decision of the merit shall be immediately restored to the arbitration court, instituted or not. For purposes of this Clause, it is elected the court of the Judicial District of Sao Paulo, State of Sao Paulo, no matter privileged other might be.

In witness whereof, the parties execute the present instrument in two (02) counterparts of equal contents and form, in the presence of two (2) witnesses named below.

Sao Paulo, [●] of [●] of [●].

BRASILAGRO COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

[PARTICIPANT]

Witnesses:

1.	2.
Name:	Name:
ID:	ID:
CPF/MF:	CPF/MF: